UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Banco Bradesco S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to Stockholders

Capital Stock Increase with Subscription of New Stocks

     According to the Special Stockholder’s Meeting held on 10.5.2006, Bradesco is promoting a capital stock increase in the amount of R$1,200,000,000.00 by means of the issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks to be subscribed at the price of R$55.00 per stock.

For this reason, the Bank clarifies that:

  the stockholders are entitled to exercise their preemptive rights in the period between October 19th , 2006 and November 21st , 2006, in the proportion of 2.226746958% on the stockholding position held on that date (10.5.2006), on the same type of stocks;

  the stockholders whose stocks are deposited at CBLC – Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depositary Corporation), must exercise their rights at the respective depositor Brokerage Houses in the period between October 19th , 2006 and November 16th , 2006;

  the stockholders not intending to exercise their preemptive rights to the subscription may negotiate these rights at the BOVESPA - Bolsa de Valores de São Paulo (São Paulo Stock Exchange), based on the market price, in the period between October 19th , 2006 and November 10th , 2006, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or any other brokerage house of their convenience;

  the Subscription Reports will be available to the stockholders at Bradesco’s branches in the period between October 19th , 2006 and November 21st , 2006. A copy of the report will be sent by mail for the stockholders with updated address in the Company’s records. Stockholders who want to exercise their rights must hand in the filled Report at Bradesco’s branches until November 21st , 2006;

  regardless of the date of delivery of the Subscription Report, the payment in cash in local currency, of 100% of the amount of the subscribed stocks will take place on December 7th , 2006, the same date of the payment of Complementary Interest on Own Capital and Dividends, declared on October 5th , 2006. The stockholder must make an option for one of the forms provided for in the Subscription Report, as follows:

-
compensation of credit of Complementary Interest on Own Capital and Dividends. In this case, the exercise of the subscription right of the stocks will not result in any disbursement of resources on the account of the stockholders enrolled in the Bank’s  registrations on that date (10.5.2006);

-	debit in the checking account held in Banco Bradesco S.A.;

-	check to the order of Banco Bradesco;

  the eventual remaining stocks, after the term for the exercise of the preemptive right has elapsed, will be sold by means of an auction to be held at BOVESPA - Bolsa de Valores de São Paulo (São Paulo Stock Exchange), according to the conditions set forth in the Board of Director’s proposal and relevant legislation.

Right of the Subscribed Stocks – Entitled to Dividends and/or Monthly and possibly Complementary Interest on Own Capital to be declared as from the date of their inclusion in the stockholders’ position on, which will take place after the approval of the process of the capital stock increase by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from the aforementioned date on.

Banco Bradesco S.A.
Norberto Pinto Barbedo
Executive Vice President
10.18.2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19th, 2006

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.